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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            OMEGA PROTEIN CORPORATION
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                           (Title of Class Securities)

                                   68210P 10 7
                                   -----------
                                 (CUSIP Number)


      Check the following box if a fee is being paid with this statement [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).


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CUSIP No.  68210P 10 7                                              SCHEDULE 13G
          ------------


      1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            Zapata Corporation
            Employer Identification Number:  76-0562134


      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)   [  ]
            (b)   [  ]


      3.    SEC Use Only_______________________________________________________

            ___________________________________________________________________


      4.    Citizenship or Place of Organization:

            State of Delaware


      Number of Shares              5.    Sole Voting Power          14,504,733
      Beneficially Owned by         6.    Share Voting Power         -0-
      Each Reporting Person         7.    Sole Dispositive Power     14,504,733
                                    8.    Shared Dispositive Power   -0-


      9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            14,504,733


      10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]


      11.   Percent of Class Represented by Amount in Row 9

            59.7%


      12.   Type of Reporting Person (See Instructions):

            CO


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Item 1      (a)   Name of Issuer:

                  Omega Protein Corporation

            (b)   Address of Issuer's Principal Executive Offices:

                  1717 St. James Place, Suite 550
                  Houston, Texas  77056

Item 2      (a)   Name of Person Filing:

                  Zapata Corporation

            (b)   Address of Principal Business Office:

                  1717 St. James Place, Suite 550
                  Houston, Texas  77056

            (c)   Citizenship:

                  United States

            (d)   Title of Class of Securities:

                  Common Stock, par value $0.01 per share

            (e)   CUSIP Number:

                  68210P 10 7

Item 3            Not Applicable

Item 4.           Ownership

                  (a)   Amount beneficially owned:                14,504,733

                  (b)   Percent of class:                         59.7%

                  (c)   (i)   sole power to vote or to
                              direct the vote:                    14,504,733

                        (ii)  shared power to vote or to
                              direct the vote:                    -0-

                        (iii) sole power to dispose or to
                              direct the disposition of:          14,504,733


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                        (iv)  shared power to dispose or to
                              direct the disposition of:          -0-

Item 5.     Ownership of Five Percent or Less of a Class

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not Applicable

Item 8.     Identification and Classification of Members of the Group

            Not Applicable

Item 9.     Notice of Dissolution of Group

            Not Applicable

Item 10.    Certifications

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 12, 1999


                                    ZAPATA CORPORATION

                                    By: /s/ Leonard D. Salvo
                                        _______________________________________
                                        Name: Leonard D. Salvo
                                        Title: Vice President Finance


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